Exhibit 21.1

Subsidiaries of Pandion Therapeutics, Inc

The Registrant has the following wholly owned (“W”) subsidiaries.

Subsidiary	Type	State of Incorporation

Pandion Operations, Inc.	W	DE

Pandion ProgramCo 1, Inc.	W	DE

Pandion Securities Corp., a subsidiary of Pandion Operations, Inc.	W	MA